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                              March 24, 2021

       James Huang
       Chief Executive Officer
       Orion Biotech Opportunities Corp.
       840 Research Parkway, STE
       Oklahoma City, OK 73104

                                                        Re: Orion Biotech
Opportunities Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 25,
2021
                                                            File No. 333-253548

       Dear Mr. Huang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 25, 2021

       General

   1. The number of units and common shares in your fee table appears to be incorrect, in light of the proposed maximum
offering price. Please revise.
       Exhibit 23.1, page II-3

   2. Although the consent of your independent registered public accounting firm references their report dated
February 23, 2021, the auditor's report on page F-2 is dated February 25,
                                                        2021. Please obtain and
file an updated consent that references the correct report date.
 James Huang
FirstName  LastNameJames
Orion Biotech OpportunitiesHuang
                            Corp.
Comapany
March      NameOrion Biotech Opportunities Corp.
       24, 2021
March2 24, 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Accounting Branch Chief, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at
202-551-3602 or Geoffrey Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Christian O. Nagler